December 27, 2024

Tommy Zhou
Chief Financial Officer
First High-School Education Group Co., Ltd.
No. 1-1, Tiyuan Road, Xishan District
Kunming, Yunnan Province 650228
People   s Republic of China

       Re: First High-School Education Group Co., Ltd.
           Schedule 13E-3 filed December 13, 2024
           File No. 5-93412
           Filed by First High-School Education Group Co., Ltd., et al. Dear Tommy Zhou:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Schedule 13E-3 filed December 13, 2024
General

1. We note your use of "Twenty days" and "20 days" throughout the filing. Please revise where relevant, including pages 8, 22, 27, 34-35, and 45, to clarify whether you are referring to business days or calendar days.
2. Please provide the information called for by Items 1015(b)(2) and (3) of Regulation
       M-A. See Item 9 of Schedule 13E-3.
Other Covenants, page 21

3. Refer to the second bullet point under this section. Please revise to explain what
       "third-party consents" are "necessary or required to consummate" the Merger, or advise.
 December 27, 2024
Page 2

Conditions to the Merger, page 22

4. Refer to the third bullet point on page 23. Please disclose whether any Material
       Adverse Effect that is continuing has occurred prior to the filing of
Schedule 13E-3.
Dissenters' or Appraisal Rights, page 26

5. On page 27, where you discuss the mechanism by which ADS holders can exercise dissenters' rights by converting their ADSs into Ordinary Shares, provide an approximate time frame for that process.
Purposes and Effects of the Merger, page 27

6.     We note the following disclosure in the first sentence of this section:
"The purpose of
       the Merger is to enable Parent to acquire direct ownership of all of the outstanding equity capital in the Company which Parent does not beneficially own following completion of the transactions contemplated under the Rollover Agreements, and to cause Unaffiliated Security Holders to be cashed out and obtain immediate liquidity."
       Please expand to discuss the reasons why Parent (and other filers) are seeking to acquire control of the Company, rather than enumerating the effects of the Merger itself.
Recommendation of the Special Committee to the Board, page 28

7. We note your disclosure that the Special Committee and the Board determined that the going private transaction "is fair (both substantially and procedurally) to and in the best interests of the Company and the Unaffiliated Security Holders." Zhongqin's
       conclusion on page 57, however, states that "the Per Share Merger Consideration to be received by the holders of Shares (other than the Excluded Shares) and the Per ADS
       Merger Consideration to be received by the holders of ADSs (other than
ADSs
       representing the Excluded Shares) in the Proposed Transaction are fair, from a financial point of view, to such holders . . . ." (emphasis added).
According to your
       disclosure on page 9, Excluded Shares include Shares "held by Merger Sub at the
       Effective Time" and "held by Parent, Merger Sub, the Company or any of their respective subsidiaries." Thus, it appears that "holders of shares," as referred to in
       Zhongqin's conclusion, include directors and executive officers of the Company who hold the Shares and are considered affiliates of the Company under Rule 13e-
       3(a)(1). Please address how any filing person relying on the Zhongqin opinion was able to reach the fairness determination as to the unaffiliated security holders, given that the fairness opinion addressed fairness with respect to unaffiliated and certain affiliated security holders together, rather than unaffiliated security holders as a distinct group.
Reasons for the Merger and Position of the Special Committee and the Board, page 40

8. Refer to the fifth bullet point on page 45. It appears that the term "Effective Date" is not defined anywhere in the document. Please revise.
Opinion of the Special Committee's Financial Advisor, page 50

9. Please confirm that the information provided to the financial advisor and enumerated
 December 27, 2024
Page 3

       in items (b) and (c) on page 51 are included in the disclosure document, or advise.
Consequences of Possible PFIC Classification, page 69

10. We note your disclosure that you "do not believe that [you] were a PFIC for [your]
       taxable year ended December 31, 2023, although there can be no assurance in this regard." We also note your disclosure that, among other things, "[t]he determination of whether [you] will be or become a PFIC is a factual determination made annually"
       (emphasis added). Please revise to provide support for your belief that you were not a
       PFIC for the taxable year ended December 31, 2023, and, given that such determination is made "annually" and that it has almost been a year since December
       2023, explain when such determination would be made.
Summary Financial Information, page 74

11. Please provide the book value per share as of the date of the most recent balance sheet presented. See Item 13 of Schedule 13E-3 and Item 1010(a)(4) of Regulation M-A.
Where You Can Find More Information, page 80

12. We note your reference to "public reference facilities maintained by the SEC" and
       "Public Reference Room." The SEC no longer maintains a public reference room where filings can be inspected and copied by the public. Please revise accordingly.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Eddie Kim at 202-679-6943 or Christina Chalk at 202-
551-3263.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Mergers &
Acquisitions